

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2023

Alexey Mashchenkov
Chief Financial Officer
QIWI PLC
Kennedy 12, Kennedy Business Centre
P.C. 1087
Nicosia, Cyprus

>   **Re: QIWI PLC**
>   **Form 20-F for Fiscal Year Ended December 31, 2021**
>   **Response Dated December 29, 2022**
>   **File No. 001-35893**

Dear Alexey Mashchenkov:

　　We have reviewed your December 29, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 15, 2022 letter.

Response Dated December 29, 2022

Board of Directors, page 116

1.　　We note your response to comment 10 and we reissue it. In future filings, please include the information that was provided in response to this comment regarding the types of reports that the board regularly receives and analyzes from management. Also, please specifically describe the extent and nature of the role of the board in overseeing risks related to Russia's invasion of Ukraine, if any.

You may contact Robert Shapiro at (202) 551-3273 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at (202) 551-7470 or Cara Wirth at (202) 551-7127 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Pranav Trivedi